Exhibit 99.1

TSX: JE
NYSE: JE

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

JUST ENERGY GROUP INC.

ACQUISITION OF A 15% INTEREST IN ECOBEE INC.
AND
RE-INSTITUTES DRIP PROGRAM FOR
SEPTEMBER 30, 2012 CASH DIVIDEND

TORONTO, ONTARIO – August 29, 2012 – Just Energy Group Inc. (“Just Energy”) announced today that it has acquired a 15% interest in ecobee Inc and that it has re-instituted its Distribution Reinvestment and Share Purchase Plan (the “Plan”).

JUST ENERGY ACQUIRES A 15% INTEREST IN ECOBEE INC.

Just Energy is pleased to announce that it acquired a 15% fully diluted interest in ecobee Inc. (“ecobee”) on August 10, 2012. Just Energy also has the option to increase its interest in ecobee until February 9, 2013.  ecobee is a Toronto, Ontario based company that designs, manufactures and distributes Smart thermostats to residential and commercial customers throughout North America.  ecobee’s products are designed to help customers conserve energy, save money and reduce their environmental impact.

Ken Hartwick, Just Energy’s President and CEO stated: “We are excited to have invested in ecobee. We will begin to deploy the thermostats in all of our core markets linking them to our commodity and home services sales thereby extending the customer relationship with Just Energy. ecobee’s technology will enable Just Energy to broaden the relationship with its customers beyond managing the price of the commodity to helping customers use their energy more economically and effectively. This is a good example of the type of growth capital investments that the re-instated DRIP program will support.”

“The Just Energy investment demonstrates the leadership position that ecobee has in the North American market for WiFi enabled Smart controls.” stated Stuart Lombard, President/CEO, of ecobee. “At ecobee we are constantly innovating with new product developments and cutting-edge web tools that are literally changing how people live their lives by providing the easiest way to understand, manage and reduce energy use.”

DISTRIBUTION RE-INVESTMENT AND SHARE PURCHASE PLAN

Just Energy is re-instating the Plan introduced in 2008 to enable Canadian resident Shareholders holding a minimum of 100 Shares to acquire additional Shares of Just Energy:

(a)
through the reinvestment of regular monthly distributions (commencing with the cash distribution payable on September 30, 2012 to shareholders of record September 15, 2012) on all or any part of their Just Energy Shares; and

(b)
once enrolled in the Plan, through optional cash payments of up to $10,000 per month per Plan participant (subject to a minimum of $500 per month) and a maximum per Plan participant of $100,000 per year.

To enroll or re-enroll in the Plan, Canadian resident Shareholders must contact the broker who is a CDS participant and who holds the Shareholder’s uncertificated Shares.  Once a shareholder is enrolled or re–enrolled, participation in the Plan will continue automatically unless terminated.

Plan Shares will, at the direction and discretion of Just Energy, (i) be purchased by the Plan Agent through the facilities of the Toronto Stock Exchange at a price based on the average price for which all the Plan Shares in respect a given dividend payment date were acquired, OR (ii) be issued directly from the treasury of Just Energy at a  price based on the simple average closing price for Shares on the 5 trading days preceding the applicable distribution payment date, in either case, less a discount of 2%. The 2% discount does not apply to Shares purchased pursuant to Optional Cash Payments. It is Just Energy’s present intention that all Shares acquired using dividends will be purchased from treasury.

Just Energy may terminate, suspend, modify or amend the Plan on 30 days written notice to CDS and Plan participants.  All modifications and amendments must receive the prior approval of the TSX. All commissions and administrative costs associated with the operation of the Plan will be paid by Just Energy.
For more information about the Plan and its terms and conditions see www.justenergygroup.com under Investor Information – Distribution Reinvestment Plan.

About Just Energy Group Inc.

Established in 1997, Just Energy is a competitive retailer of natural gas and electricity. With offices located across the United States, Canada and the United Kingdom, Just Energy serves close to 2 million residential and commercial customers through a wide range of energy programs and home comfort services, including fixed-price or price-protected energy program contracts, the rental of water heaters, furnaces and air conditioners and the installation of solar panels. The Company's JustGreen®products provide consumers with the ability to help them reduce the environmental impact of their everyday energy use.  Just Energy is the parent to Amigo Energy, Commerce Energy,

Hudson Energy, Hudson Energy Solar, National Home Services, Momentis, Tara Energy and Terra Grain Fuels.

FORWARD-LOOKING STATEMENTS

Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved or disapproved of the information contained herein.

FOR FURTHER INFORMATION ON JUST ENERGY PLEASE CONTACT:

Ms. Rebecca MacDonald
Executive Chair
Phone: (416) 367-2872

Mr. Ken Hartwick, C.A.
Chief Executive Officer & President
Phone: (905) 795-3557

Ms. Beth Summers, C.A.
Chief Financial Officer
Phone: (905) 795-4206

FOR FURTHER INFORMATION ON ECOBEE PLEASE CONTACT:

MR. CHRIS CARRADINE
VICE PRESIDENT, MARKETING
(416) 987-1070